

December 12, 2011

Edward Rubin
Chief Executive Officer
Rodman & Renshaw Capital Group, Inc.
1251 Avenue of the America
New York, NY 10020

> **Re: Rodman & Renshaw Capital Group, Inc.**
> **Registration Statement on Form S-3**
> **Filed November 14, 2011**
> **File No. 333-177945**

Dear Mr. Rubin:

We have limited our review of your registration statement and your supplemental response letter to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3, filed on November 14, 2011
General

1.   Please tell us whether you have the intention, and a reasonable basis to believe that you will have the financial ability, to make all the payments on the overlying security and provide this information in your amended registration statement.

2.   We note your response to comment two. Please include this information in your amended registration statement.

3.   We note your response to comment three. Please provide quantified disclosures of net proceeds and total possible payments, including possible penalties, to be made to the selling shareholder in the year following the sale of the convertible notes in your amended registration statement. Additionally, confirm that there were no additional payments made to affiliates of the selling shareholders.

4.   We note your response to comment eight. Please provide us, with a view toward disclosure in the prospectus with the number of shares outstanding prior to and subsequent to the convertible notes transaction that are held by persons other than the selling shareholders, affiliates of the company and affiliates of the selling shareholders.

5.   We note your response to comment nine. Please also tell us if any of the selling shareholders have an existing short position. If any of the selling shareholders have an existing short position, please provide the information previously requested in comment nine.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Please contact Eric Envall at (202) 551-3234 or me at (202) 551-3675 with any other questions.

                                                Sincerely,

                                                /s/ Suzanne Hayes
                                                Suzanne Hayes
                                                Assistant Director